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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (Amendment No. _)*


                                  Capital Trust
--------------------------------------------------------------------------------
                                 (Name of Issuer)


Class A Common Shares of Beneficial Interest,                 140920109
        par value $1.00 per share.
--------------------------------------------------  ----------------------------
      (Title of class of securities)                        (CUSIP number)


                                  July 28, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                [x] Rule 13d-1(b)
                                [_] Rule 13d-1(c)
                                [_] Rule 13d-1(d)

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))
                              (Page 1 of 10 Pages)

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NYFS05...:\40\72240\0350\21\SCH8078L.040

------------------------------------------------------        -----------------------------------------
CUSIP No.               140920109                       13G               Page 2 of 10 pages
------------------------------------------------------        -----------------------------------------

-------------------------------------------------------------------------------------------------------
       1          NAMES OF REPORTING PERSONS:          General Motors Investment Management
                                                       Corporation
                  I.R.S. IDENTIFICATION NO. OF ABOVE
                  PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (a) [_]
                                                                                           (b) [x]
-------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

-------------------------------------------------------------------------------------------------------
       4          CITIZENSHIP OR PLACE OF              Delaware
                  ORGANIZATION:

-------------------------------------------------------------------------------------------------------
      NUMBER OF          5    SOLE VOTING POWER:               4,273,500(1)
        SHARES
                       --------------------------------------------------------------------------------
     BENEFICIALLY        6    SHARED VOTING POWER:             0
       OWNED BY
                       --------------------------------------------------------------------------------
         EACH            7    SOLE DISPOSITIVE POWER:          4,273,500(1)
       REPORTING
                       --------------------------------------------------------------------------------
     PERSON WITH         8    SHARED DISPOSITIVE POWER:        0

-------------------------------------------------------------------------------------------------------
       9          AGGREGATE AMOUNT BENEFICIALLY                4,273,500(1)
                  OWNED BY EACH REPORTING PERSON:

-------------------------------------------------------------------------------------------------------
       10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                      [_]
                  CERTAIN SHARES:

-------------------------------------------------------------------------------------------------------
       11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                    19%(1)(2)(3)
-------------------------------------------------------------------------------------------------------
       12         TYPE OF REPORTING PERSON:            IA

-------------------------------------------------------------------------------------------------------


(1) Consists of 4,273,500 shares which may be acquired upon conversion of the securities described in Item 4
(2) Assumes issuance of 4,273,500 shares upon conversion of the securities described in Item 4
(3) Based upon 18,229,650 shares outstanding as reported in Issuer's Form 10-Q for the quarter ended March 31, 1998


------------------------------------------------------        -----------------------------------------
CUSIP No.               140920109                       13G               Page 3 of 10 pages
------------------------------------------------------        -----------------------------------------

-------------------------------------------------------------------------------------------------------
       1          NAMES OF REPORTING PERSONS:          General Motors Salaried Employes Pension
                                                       Trust
                  I.R.S. IDENTIFICATION NO. OF ABOVE
                  PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (a) [_]
                                                                                           (b) [x]
-------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

-------------------------------------------------------------------------------------------------------
       4          CITIZENSHIP OR PLACE OF              Delaware
                  ORGANIZATION:

-------------------------------------------------------------------------------------------------------
      NUMBER OF          5    SOLE VOTING POWER:               0
        SHARES
                       --------------------------------------------------------------------------------
     BENEFICIALLY        6    SHARED VOTING POWER:             0
       OWNED BY
                       --------------------------------------------------------------------------------
         EACH            7    SOLE DISPOSITIVE POWER:          0
       REPORTING
                       --------------------------------------------------------------------------------
     PERSON WITH         8    SHARED DISPOSITIVE POWER:        0

-------------------------------------------------------------------------------------------------------
       9          AGGREGATE AMOUNT BENEFICIALLY                2,136,750(1)(2)(3)
                  OWNED BY EACH REPORTING PERSON:

-------------------------------------------------------------------------------------------------------
       10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                      [_]
                  CERTAIN SHARES:

-------------------------------------------------------------------------------------------------------
       11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                    9.5%(1)(2)(3)

-------------------------------------------------------------------------------------------------------
       12         TYPE OF REPORTING PERSON:            EP

-------------------------------------------------------------------------------------------------------


(1) Consists of 2,136,750 shares which may be acquired upon conversion of the securities described in Item 4
(2) Assumes issuance of 2,136,750 shares upon conversion of the securities described in Item 4
(3) Based upon 18,229,650 shares outstanding as reported in Issuer's Form 10-Q for the quarter ended March 31, 1998


------------------------------------------------------        -----------------------------------------
CUSIP No.               140920109                       13G               Page 4 of 10 pages
------------------------------------------------------        -----------------------------------------

-------------------------------------------------------------------------------------------------------
       1          NAMES OF REPORTING PERSONS:          General Motors Hourly-Rate Employes
                                                       Pension Trust
                  I.R.S. IDENTIFICATION NO. OF ABOVE
                  PERSONS (ENTITIES ONLY):
-------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (a) [_]
                                                                                           (b) [x]
-------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

-------------------------------------------------------------------------------------------------------
       4          CITIZENSHIP OR PLACE OF              Delaware
                  ORGANIZATION:

-------------------------------------------------------------------------------------------------------
      NUMBER OF          5    SOLE VOTING POWER:               0
        SHARES
                       --------------------------------------------------------------------------------
     BENEFICIALLY        6    SHARED VOTING POWER:             0
       OWNED BY
                       --------------------------------------------------------------------------------
         EACH            7    SOLE DISPOSITIVE POWER:          0
       REPORTING
                       --------------------------------------------------------------------------------
     PERSON WITH         8    SHARED DISPOSITIVE POWER:        0

-------------------------------------------------------------------------------------------------------
       9          AGGREGATE AMOUNT BENEFICIALLY                2,136,750(1)(2)(3)
                  OWNED BY EACH REPORTING PERSON:

-------------------------------------------------------------------------------------------------------
       10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                      [_]
                  CERTAIN SHARES:

-------------------------------------------------------------------------------------------------------
       11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                    9.5%(1)(2)(3)

-------------------------------------------------------------------------------------------------------
       12         TYPE OF REPORTING PERSON:            EP

-------------------------------------------------------------------------------------------------------


(1) Consists of 2,136,750 shares which may be acquired upon conversion of the securities described in Item 4
(2) Assumes issuance of 2,136,750 shares upon conversion of the securities described in Item 4
(3) Based upon 18,229,650 shares outstanding as reported in Issuer's Form 10-Q for the quarter ended March 31, 1998

                                  SCHEDULE 13G
                                  ------------

Item 1

     (a)   Name of Issuer:

           CAPITAL TRUST

     (b)   Address of Issuer's Principal Executive Offices:

           605 Third Avenue, 26th Floor
           New York, NY  10016

Item 2

     (a)   Name of Person Filing:

           (1)   General Motors Hourly-Rate Employes Pension Trust ("Trust I")

           (2)   General Motors Salaried Employes Pension Trust ("Trust II)

           (3)   General Motors Investment Management Corporation ("GMIMCo")

           Trust I, Trust II and GMIMCo are referred to herein collectively as the "Reporting Persons". A joint filing agreement of the Reporting Persons is attached hereto as Exhibit I.

     (b)   Address of Principal Business Office or, if None, Residence:

           (1) and (2)  c/o Mellon Bank, N.A.
                         One Mellon Bank Center
                         Pittsburgh, Pennsylvania  15258

                    (3)  767 Fifth Avenue
                         New York, NY  10153

     (c)   Citizenship:

                    (1)  New York

                    (2)  New York

                    (3)  Delaware

     (d)   Title of Class of Securities:

           Class A Common Shares of Beneficial Interest

     (e)   CUSIP Number:   140920109

Item 3
           (1) Trust I - (f) [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

           (2) Trust II - (f) [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

           (3) GMIMCo - (e) [x] An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E);


Item 4     Ownership.

The Reporting Persons do not own any Class A Common Shares of Beneficial Interest. Their beneficial ownership results from their ownership of Step Up Convertible Trust Preferred Securities issued by CT Convertible Trust I (and not by the Issuer) (the "Preferred Securities"). The Preferred Securities may be converted into 8.25% Step Up Convertible Junior Subordinated Debentures of the Issuer (the "Debentures") at the rate of one Preferred Security for each $1,000 principal amount of Debentures, and the Debentures are convertible into Class A Common Shares of Beneficial Interest of the Issuer at an initial rate of 85.47 shares per $1,000 principal amount of Debentures, subject to antidilution adjustments.

     (a)   Amount Beneficially Owned:

           (1)  Trust I:  2,136,750 shares [1]
           (2)  Trust II:  2,136,750 shares [1]
           (3)  GMIMCo:  4,273,500 shares [1]

     (b) Percent of Class (based upon 18,229,650 shares outstanding as reported in Issuer's Form 10-Q for the quarter ended March 31, 1998):

           (1)  9.5% [1]
           (2)  9.5% [1]
           (3)  19%  [1]

     (c) Number of shares as to which such person has:

             (i) Sole power to vote or to direct the vote [2]

           (1)  Trust I:  0
           (2)  Trust II: 0
           (3)  GMIMCo:   4,273,500

            (ii) Shared power to vote or to direct the vote

                 -0-

           (iii) Sole power to dispose or to direct the disposition of [2]

           (1)  Trust I:  0
           (2)  Trust II: 0
           (3)  GMIMCo:   4,273,500

            (iv) Shared power to dispose or to direct the disposition of

                 -0-

[1] Trust I and Trust II are pension trusts formed pursuant to the laws of the State of New York and the United States of America under and for the benefit of certain employee benefit plans of General Motors Corporation ("GM") and its subsidiaries. These shares may be deemed to be owned beneficially by GMIMCo, a wholly-owned subsidiary of GM. GMIMCo is registered as an investment advisor under the Investment Advisers Act of 1940. GMIMCo's principal business is providing investment advice and investment management services with respect to the assets of certain employee benefit plans of GM and its subsidiaries (the "Plans") and with respect to the assets of certain direct and indirect subsidiaries of GM and associated entities. GMIMCo is serving as investment manager with respect to these shares and in that capacity it has the sole power to direct Mellon Bank, N.A., as the Trustee for Trust I and Trust II (the "Trustee"), as to the voting and disposition of these shares. Because of the Trustee's limited role, beneficial ownership of the shares by the Trustee is disclaimed.

[2] Trust I and Trust II invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include Common Shares and/or other securities of the Issuer in addition to those referred to in this Statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which might be owned by such Trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of the

     Reporting Persons (although the appointment of the trustees and the investment managers is subject to authorization of GMIMCo). The Reporting Persons do not have or share voting power or investment power over any Additional Securities which might be held by such Trusts. No information regarding any such holdings by such Trusts is contained in this Statement.

Item 5     Ownership of Five Percent or Less of a Class.

           Not applicable.

Item 6     Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           Not applicable.

Item 8     Identification and Classification of Members of the Group.

           Not applicable.

Item 9     Notice of Dissolution of Group.

           Not applicable.

Item 10    Certifications.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    GENERAL MOTORS SALARIED EMPLOYES
                                    PENSION TRUST
                                    MANAGEMENT CORPORATION
                                    By: General Motors Investment Management
                                    Corporation, Investment Manager

                                    By: /s/ R. Charles Tschampion
                                       ----------------------------------------
                                       Name: R. Charles Tschampion
                                       Title: Managing Director



                                    GENERAL MOTORS HOURLY-RATE
                                    EMPLOYES PENSION TRUST
                                    By: General Motors Investment Management
                                    Corporation, Investment Manager

                                    By: /s/ R. Charles Tschampion
                                       ----------------------------------------
                                       Name: R. Charles Tschampion
                                       Title: Managing Director



                                    GENERAL MOTORS INVESTMENT
                                    MANAGEMENT CORPORATION

                                    By: /s/ R. Charles Tschampion
                                       ----------------------------------------
                                       Name: R. Charles Tschampion
                                       Title: Managing Director

August 7, 1998

                                 EXHIBIT INDEX


Exhibit No.         Description
-----------         -----------

    1               Joint Filing Agreement